DIRECT DIAL: 212.451.2333
EMAIL: SWOLOSKY@OLSHANLAW.COM
April 1, 2011

VIA EDGAR AND FACSIMILE

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fisher Communications, Inc.
Preliminary Proxy Statement on Schedule 14A

Filed March 21, 2011 by FrontFour Master Fund, Ltd., Event Driven Portfolio, FrontFour Capital Group, LLC, David A. Lorber, Matthew Goldfarb, Stephen Loukas, John F. Powers, and Joseph J. Troy (“FrontFour”).

File No. 0-22439

Dear Ms Duru:

We acknowledge receipt of the letter of comment dated March 30, 2011 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with FrontFour Master Fund, Ltd (“FrontFour”) and provide the following supplemental response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”) filed on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in the Schedule 14A.  Our responses are numbered to correspond to your comments.

PREC 14A

1.
Please include information as of the most reasonable practicable date.  For example, please disclose the total amount and percentage of shares beneficially owned by the FrontFour Group in accordance with Item 5(b)(iv) of Schedule 14A and update to provide the information required by Item 4(b)(4) of Schedule 14A.

April 1, 2011

We acknowledge the Staff’s comment.  The Schedule 14A has been updated with information as of March 31, 2011, which is the most reasonable practicable date.  Such information includes disclosure of the total amount and percentage of shares beneficially owned by the FrontFour Group and all additional information required by Item 5(b)(1)(iv) and Item 4(b)(4) of Schedule 14A.  See pages 1, 5 and 25 of the Schedule 14A.

Background to the Solicitation, page 8

2.
Please supplement your disclosure in the background section to further describe the relationships between the participants.  We note for example, Mr. Loukas’ and Mr. Lorber’s affiliation with Huntingdon and FrontFour.  Please succinctly disclose all prior relationships between or amongst each of the participants that led to the current solicitation.

We acknowledge the Staff’s comment and have revised the Schedule 14A to provide supplemental disclosure of the relationships between the participants.  Specifically, we have revised the Schedule 14A to explain that FrontFour Capital Group LLC (“FrontFour Capital”) is the largest stockholder of Huntingdon Real Estate Investment Trust and that each of David Lorber, Stephen Loukas and Zachary R. George is a Managing Member of FrontFour Capital.  Mr. George is the President and Chief Executive Officer of Huntingdon.  Messrs. George and Lorber serve on the Board of Trustees of Huntingdon.  Apart from serving as a Partner and Portfolio Manager of Huntingdon’s largest stockholder, Mr. Loukas has no other affiliation with Huntingdon.  As previously disclosed in the Schedule 14A, in connection with the Huntingdon Offer, Mr. Lorber has recused himself from any Fisher Board deliberations and reports in connection with the Huntingdon Offer, and has also recused himself from any deliberations at Huntingdon that involve Fisher.  See Footnote 1 on page 9 of the Schedule 14A.

Other than as stated herein and in the Schedule 14A, there are no prior relationships between or amongst each of the participants that led to the current solicitation.

3.	Please advise us supplementally of any contacts between the participants and funds and/or persons affiliated with Mario Gabelli.

Gabelli & Company, Inc. (“Gabelli”) is the only analyst that currently runs coverage and issues research reports on Fisher.  From time to time, representatives of FrontFour have spoken with the analyst at Gabelli regarding certain of the information contained in such research reports.  Also, from time to time, David Lorber has conversations with Mario Gabelli about general investment ideas unrelated to Fisher.  In light of Mr. Lorber’s service on the Fisher Board, any discussions between Messrs. Lorber and Gabelli involving Fisher are limited to their respective general reactions and thoughts concerning public announcements made by the Company.

4.
We note reference to an arrangement reached between the company and FrontFour parties regarding how the results of the vote, after giving effect to cumulative voting, will determine which nominee is assigned to either Class III or Class I directors.  Supplementally expand your disclosure to address when and how such an arrangement was negotiated.

April 1, 2011

We acknowledge the Staff’s comment, and we provide the following supplemental response.  Between March 7, 2011 and March 11, 2011, counsel to the Company and counsel to FrontFour engaged in discussions in furtherance of reaching an understanding with respect to Washington law and the nominating procedures that deal with issues raised as a result of the fact that Fisher (i) has a classified board and there are two classes up for election at the Annual Meeting and (ii) permits stockholders to cumulate votes in the election of directors.  The arrangement set forth in the Schedule 14A was reached on March 11, 2011.

5.
Please clarify your disclosure in the two last sentences on page 9.  For example, if Mr. Cassara is not elected, clarify that the company or FrontFour nominee receiving the fourth lowest vote total would be assigned to the Class I directorship.  Clarify, if true, that if Mr. Cassara is elected, irrespective of the amount of vote totals received relative to other nominees, he will always be assigned to Class I director class.  If this statement is true, disclose the impact of this arrangement.  For example, disclose that if Mr. Cassara is elected, even if a FrontFour nominee receives the lowest votes amongst the four nominees, such FrontFour nominee would be assigned to the Class III directorship class expiring in 2014.  We may have further comment.

We have revised the Schedule 14A to address the Staff’s concerns and to clarify the impact of the understanding between the Company and FrontFour regarding the mechanics of the cumulative voting at the Annual Meeting.  Specifically, we have revised the Schedule 14A to explain that (i) if Mr. Cassara is not elected, then the nominee with the fourth lowest vote, whether a nominee of the Company or of FrontFour, will serve as a Class I director, (ii) if Mr. Cassara is elected and the nominee with the fourth lowest vote is a nominee of the Company, then Mr. Cassara will serve as a Class I director, regardless of whether or not he received the fewest votes, and (iii) if Mr. Cassara is elected and the nominee with the fourth lowest vote is a nominee of FrontFour, then such FrontFour nominee will serve as a Class I director.  See page 9 of the Schedule 14A.

We are concerned with Fisher’s Poor Operating and Stock Performance..., page 11

6.
We note reference to the stock performance during the period from March 2006 to December 31, 2010.  Please provide context to your disclosure.  For example, please revise to acknowledge the impact of the financial crisis and market upheaval on stock prices of a variety of companies across many industries during the same time period.

We have revised the Schedule 14A to provide context to the disclosure, as requested.  See page 11 of the Schedule 14A.

7.
Describe in greater detail what the nominees envision as a “robust strategic review process”.  Disclose specific plans the nominees have that involve the pursuit of a “value-maximizing transaction that would provide a substantial premium to stockholders and a certain means for monetizing their investment.”  If there are no specific plans, revise to state this fact.

April 1, 2011

We have revised the Schedule 14A in response to the Staff’s comments. See page 12 of the Schedule 14A.

8.
Throughout your disclosure you reference your belief that the company did not give due consideration to acquisition overtures, including that of Huntingdon.  You further imply that there continues to be an opportunity for a “robust sales process” which could maximize the value of Fisher’s assets.  Please set forth the basis for these assertions.

We believe the fact that there had been two separate public acquisition overtures supports FrontFour’s assertion that there continues to be an opportunity for a “robust sales process” which could maximize the value of Fisher’s assets.  Furthermore, FrontFour believes that the current economic conditions, including the openness of the credit markets to deals, fosters an opportunity for a value-maximizing sales process at Fisher.  We also believe the fact that the Fisher Board rejected the Huntingdon Offer only four days after it was first made provides support for FrontFour’s belief that Fisher did not fully consider the offer.

9.
We note disclosure that a vote for the nominees is not a vote for the Huntingdon offer.  Please provide further context to this statement.  Clarify, for example, whether any of the nominees, if elected, have a specific plan to reintroduce a Huntingdon offer.

We have revised the Schedule 14A in response to the Staff’s comments. See page 14 of the Schedule 14A.

10.
Please set forth any specific plans or proposals the nominees currently have with respect to pursuing a third party acquisition offer.  If none, so state.  Further, disclose whether the nominees have entered into discussions with any other parties regarding their possible entry into transactions involving any of the strategic alternatives the nominees envision pursuing if elected.  Please refer to our prior comment 2.  If not, please revise to state this fact.

We have revised the Schedule 14A in response to the Staff’s comments. See page 12 of the Schedule 14A.

11.	Disclose the plans, if any, the nominees have to take the company private. We note reference to the possibility of the company being private on page 11.

We have revised the Schedule 14A in response to the Staff’s comments. See page 11 of the Schedule 14A.

12.
Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists.  In addition, support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure.  We cite the following non-exhaustive examples of statements or assertions in your materials which require supplemental support and which may need to be recharacterized as statements of belief or opinion:

April 1, 2011

We acknowledge the Staff’s comment that support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the Staff on a supplemental basis.  Accordingly, we provide support for the following statements:

•	“Fisher’s broadcast cash flow margins continue to trail the BCF margins of its competitors”;

Please make reference to the attached excerpt from a Gabelli & Company, Inc. Research Report on the Company, dated March 23, 2011 (the “Research Report”).  The Research Report specifically notes that the BCF margins of Citadel Broadcasting, a Fisher competitor, are “approaching 40%” while Fisher’s margins have been under 20% in the recent past.  The figures in the Research Report also demonstrate that Fisher’s BCF margins were 11.8% for fiscal year 2009, while its competitor Belo Corp. had BCF margins of 33.5% for fiscal year 2009.  In fiscal year 2010, Belo Corp. had BCF margins of 39.6% while Fisher’s BCF margins were 26.1%.  We believe these figures provide support for FrontFour’s statement regarding Fisher’s BCF margins.

•	“[D]uring that same time period, the Company has spent more than $91 million on three acquisitions that have failed to deliver value...”(emphasis added);

We believe the fact that the Company’s market capitalization has declined by $163 million while the Company has spent $91 million on acquisitions demonstrates that these acquisitions have not created value at Fisher. We have, however, revised the disclosure in the Schedule 14A to alleviate any remaining concern the Staff may have regarding such disclosure.  See page 11 of the Schedule 14A.

•	“[W]e believe Fisher’s assets could generate enhanced margins and substantial cash flows. We believe Fisher’s assets are highly coveted...”;

We believe a strategic buyer of the Company’s assets could utilize synergies to enhance the margins and cash flows underlying such assets of the Company.  Additionally, Fisher owns and operates four stations in the Top 25 DMA Markets. Please make reference to the attached Nielsen Media Research showing Station Ownership in the Top 25 Markets.  We also believe the fact that there have been two public acquisition overtures in the past two years demonstrates that Fisher’s assets are “highly coveted.”

•	“[W]e share...concerns regarding the Board’s poor track record for allocating capital...”;

We believe the fact that two stockholders have brought stockholder proposals at the Company’s previous two annual meetings to require stockholder approval of certain Company acquisitions demonstrates that other stockholders are concerned with how the Company has been allocating its capital.  In stockholder Paul S. Schultz’s Supporting Statement for his stockholder proposal at the 2010 Annual Meeting, he wrote the following:

April 1, 2011

“Management’s actions to date have not narrowed the gap between the private value of the Company and its public market price. Instead, untimely and costly acquisitions have diluted earnings and seriously limited the Company’s financial flexibility. I believe that these often complex deals resulted in impairment of goodwill and intangible assets, while diluting stockholder value.”

At the 2009 Annual Meeting, GAMCO Asset Management Inc. brought a similar stockholder proposal regarding stockholder approval of certain Company acquisitions.  In its Supporting Statement, it stated the following:

“Management’s actions to date have not narrowed the gap between the private value of the Company and its public market price. Instead, untimely and costly acquisitions have diluted earnings and seriously limited the Company’s financial flexibility. We believe that these often complex deals leverage the balance sheet, while diluting stockholder value.”

Together, we believe these proposals demonstrate that certain of the Company’s stockholders believe that the Board has a poor track record for allocating capital and that stockholders desire a say on future acquisitions.  As noted above, we also believe the fact that the Company’s market capitalization has declined by $163 million while the Company has spent $91 million on acquisitions demonstrates that these acquisitions have not created value at Fisher.

•	“[W]e believe the election of our nominees represents the best opportunity for stockholder value to be maximized...’” (emphasis added);

“[W]e believe the election of our nominees represents the best opportunity for stockholder value to be maximized...;”

As noted in the Schedule 14A, FrontFour believes that the best means available to maximize stockholder value is by conducting a strategic review process aimed at selling the Company to the highest bidder or aimed at maximizing the value of the Company’s assets.  Since FrontFour’s Nominees, subject to their fiduciary duties as directors, are committed to working with the other Board members to seek to run such a process, it therefore follows that FrontFour believes the election of the Nominees would represent the best opportunity to maximize stockholder value at Fisher.

•	assertions regarding Mr. Loukas’ “proven record of success in the senior management of companies...”

We have revised the Schedule 14A in response to the Staff’s comments. See page 17 of the Schedule 14A.

April 1, 2011

Proposal No. 1, page 15

13.
Please disclose the provisions of the company’s governing instruments which you believe permitted you to nominate the current slate of candidates.  Further, please revise to state whether or not the nominations were made timely and whether the FrontFour Group is in compliance with the provisions of such governing instruments.

We acknowledge your comment.  The Schedule 14A has been revised to disclose the provisions of the Company’s governing instruments which FrontFour believes permitted it to nominate its current slate of candidates, and to further state that the nominations were made in a timely manner and in compliance with the provisions of the Company’s governing instruments.  See page 18 of the Schedule 14A.

Proposal No. 3, page 20

14.
We note you disclose that proxy cards that are not marked with respect to this proposal and to proposal No. 4 will be voted in accordance with the recommendation of ISS.  Rule 14a-4(b)(1) requires that in such a situation the form of proxy state how it is intended to vote.  We do not believe your reference to a recommendation of a third party without the specific manner in which such cards will be voted is sufficient to comply with the rule.  Thus, please revise your disclosure and your proxy card to state specifically how unmarked cards will be voted on proposals 3 and 4.

We acknowledge that Staff’s comment regarding FrontFour’s ability to vote uninstructed proxies consistent with the recommendations of ISS on Proposals No. 3 and 4.  The disclosure and the proxy card have been revised to state that uninstructed proxies will be voted “ABSTAIN” on Proposal No. 3 and every “1 YR” for Proposal No. 4.  See pages 5, 19, 20 and 22 of the Schedule 14A and the Proxy Card.

Votes Required for Approval, page 22

15.
You state that there will be no broker non-votes for proposal 2, the ratification of auditors.  It is our understanding that in a contested election, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not.  Please revise or advise.

We acknowledge your comment.  The disclosure has been revised to state that broker non-votes will have no effect on this matter because they will not represent votes cast for the purpose of voting on Proposal No. 2.  See page 22 of the Schedule 14A.

Abstentions and Broker non-votes, page 24

16.
Consistent with the requirements set forth in Item 21(b) of Schedule 14A, revise to disclose the effect of abstentions and broker non-votes with regard to the advisory votes in proposals 3 and 4 under applicable state law as well as the company’s charter and by-law provisions.

April 1, 2011

We have revised the Schedule 14A to address your concerns by including disclosure of the effect of abstentions and broker non-votes with regard to the advisory votes in Proposals No. 3 and No. 4 under applicable state law and the Company’s charter and by-law provisions.  See page 24 of the Schedule 14A.

Solicitation of Proxies, page 24

17.
It appears that you intend to solicit proxies via mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.  Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding.

We acknowledge your comment and confirm on behalf of FrontFour and the other participant their understating that, in accordance with Rule 14a-6(b) and (c), all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.

18.	Given that you may solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

FrontFour advises the Staff that although it may solicit proxies via the Internet, it does not plan to solicit proxies via internet chat rooms.

Other Matters and Additional Information, page 26

19.
You refer security holders to information that you are required to provide that will be contained in the company’s proxy statement for the annual meeting.  We presume that you are relying upon Rule 14a-5(c) to refer to this information.  If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate.  Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide the omitted information to security holders.  Please advise as to your intent in this regard.

We acknowledge your comment regarding the use of Rule 14a-5(c).  It is FrontFour’s understanding that to the extent its proxy statement refers to information contained in the Company’s proxy statement, FrontFour can mail its proxy statement no earlier than the filing of the Company’s definitive proxy statement with the SEC.  FrontFour intends to mail its proxy statement to stockholders no earlier than the filing of the Company’s definitive proxy statement with the SEC.

*          *          *          *

April 1, 2011

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely, /s/ Steve Wolosky Steve Wolosky

Enclosures

ACKNOWLEDGMENT

The undersigned, FrontFour Master Fund, Ltd. (“FrontFour”), acknowledges that in connection with responding to comments from the Securities and Exchange Commission (the “Commission”) and Commission Staff, (a) FrontFour is responsible for the adequacy and accuracy of the disclosure in the above referenced filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above referenced filing; and (c) FrontFour may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FRONTFOUR MASTER FUND, LTD.

By:	/s/ David A. Lorber
Name:	David A. Lorber
Title:	Authorized Signatory